UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number              033-63026

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Plan
c/o Morgan Stanley Benefits Department
1585 Broadway
Nineteenth Floor
New York, NY 10036

B.           Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MORGAN STANLEY
1585 Broadway
New York, NY 10036

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Plan (Name of Plan)

Date:	June 27, 2014	By:	/s/ Patricia Gould
(Signature)
			Name:	Patricia Gould
			Title:	Morgan Stanley Global Head of Compensation and Benefits

Morgan Stanley
401(k) Plan

Employer ID No: 20-8764829
Plan Number:  003

Financial Statements as of December 31, 2013 and
2012, and for the Year Ended December 31, 2013,
and Supplemental Schedule as of December 31,
2013, and Reports of Independent Registered Public Accounting Firms

MORGAN STANLEY 401(k) PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1–2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	4

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013	5–19

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013	20–38

NOTE:
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Administrator of the
  Morgan Stanley 401(k) Plan
New York, New York

We have audited the accompanying statement of net assets available for benefits of the Morgan Stanley 401(k) Plan (Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
June 27, 2014

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Administrator of the
Morgan Stanley 401(k) Plan:

We have audited the accompanying Statement of Net Assets Available for Benefits of Morgan Stanley 401(k) Plan (the “Plan”) as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, NY
June 28, 2013 (June 27, 2014 as to the effects of the restatement discussed in Note 2)

MORGAN STANLEY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

ASSETS:	2013	2012
Participant-directed investments	$7,128,480,923	$5,540,745,975

Receivables:
Employer contributions	240,086,284	241,415,142
Notes receivable from participants	87,417,179	73,169,879
Receivables for securities sold, and other	24,175,157	92,773,313
Total Receivables	351,678,620	407,358,334
Total Assets	7,480,159,543	5,948,104,309

LIABILITIES:
Participant-directed derivative investments	1,288,403	-
Payables for securities purchased, and other	56,600,467	136,821,827
Total Liabilities	57,888,870	136,821,827

NET ASSETS AVAILABLE FOR BENEFITS	$7,422,270,673	$5,811,282,482

See notes to the financial statements.

MORGAN STANLEY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Net investment income:
Net appreciation in fair value investments	$1,432,617,504
Dividends	35,486,334
Interest	19,140,135
Net investment income	1,487,243,973

Contributions:
Employer contributions	240,086,284
Participant contributions	406,303,923
Rollover contributions	36,901,699
Total contributions	683,291,906

Interest income on notes receivable from participants	3,359,412
Total additions	2,173,895,291

DEDUCTIONS:
Benefits paid to participants	558,213,558
Administrative fees	4,693,542
Total deductions	562,907,100

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	1,610,988,191

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,811,282,482
End of year	$7,422,270,673

See notes to the financial statements.

MORGAN STANLEY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document. On December 17, 2012, Morgan Stanley Domestic Holdings, Inc., the Plan’s sponsor (the “Plan Sponsor”), approved the merger of the Morgan Stanley 401(k) Savings Plan (the “Savings Plan”) into the Plan.  Effective at the close of business on December 31, 2012, the Savings Plan’s assets were merged into the Plan (the “Merger”), and participants in the Savings Plan became participants in the Plan.

General — The Plan is a profit-sharing plan that includes a “qualified cash or deferred arrangement” as described in Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s interest in the Morgan Stanley Stock Fund is designated as an employee stock ownership plan within the meaning of Code section 4975(e)(7) to the extent provided in the Plan.

Morgan Stanley & Co. LLC is a limited liability company whose sole member is the Plan Sponsor - a corporation wholly owned by Morgan Stanley Capital Management, LLC, a limited liability company whose sole member is Morgan Stanley (the “Company”). Morgan Stanley’s Chief Human Resources Officer or his or her delegate (“the Plan Administrator”) has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

All of the Plan’s investments are held in a trust account (“trust account”) at The Northern Trust Company, N.A. (the “Trustee”).

Eligibility — U.S. benefits-eligible employees, generally defined as full-time and part-time employees (regularly scheduled to work at least 50% of the Company’s standard work week) of participating companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 50% of the Company’s standard work week are eligible to participate after completing one year of service and attaining age 21.

Eligible participants who terminate employment and are later rehired by a participating company may participate in the Plan immediately upon rehire. Individuals who are (a) classified by a participating company as non-U.S. benefits-eligible workers, interns, summer associates, contingent workers, leased workers, independent contractors or consultants, regardless of whether or not such classification is subsequently upheld for any purpose by a court or federal, state or local administrative authority; (b) covered by a collective bargaining agreement with respect to which a participating company is a party, unless such agreement provides for participation in the Plan; or (c) first hired or transferred to a participating company while in an hourly status on or after July 1, 2004, are not eligible to participate in the Plan.

Employee Contributions — Eligible participants may elect to contribute before-tax or Roth after-tax contributions of 1% to 30% of eligible pay subject to Code limits ($17,500 for 2013). Those participants who have attained at least age 50 by the end of the year may elect an additional before-tax or Roth after-tax “Catch-Up Contribution” of 1% to 30% of eligible pay, subject to Code limits ($5,500 for 2013).

Eligible participants may also elect to contribute non-Roth after-tax contributions of 1% to 30% of eligible earnings.  Participants eligible to make non-Roth after-tax contributions include eligible employees considered to be non-highly compensated employees (for 2013, employees who earned less than $254,008 during 2012).  Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans, other than other qualified plans sponsored by the Company and its affiliates. All contributions are subject to certain Code limitations.

Puerto Rico residents cannot make or receive contributions under the Plan.

Company Contributions — In addition to the eligibility requirements for each type of Company Contribution described below, to be eligible for Company Contributions for any given Plan Year, a participant must be actively at work or on an authorized leave of absence on December 31 or, during the year, have terminated employment because of retirement or Release, become totally and permanently disabled or died. Company Contributions are generally credited to participant accounts during the first quarter of the year following the calendar year for which the contribution amounts are determined.

Company Match: The Plan-provided Company Match formula for 2013 was one dollar for each dollar of before-tax or Roth after-tax contributions eligible participants contributed to the Plan up to a maximum of 4% of eligible pay up to the Code limit of $255,000. The maximum Company Match for 2013 was limited to $10,200.

The 2013 Company Match contributions were invested according to each participant’s investment elections on file or in a default fund or funds, as selected by the Plan Administrator. The 2013 Company Match was $193,866,526, of which $5,668,918 was covered by forfeitures held by the trust account. The cash contribution was recorded as employer contributions receivable as of December 31, 2013 and paid by the Company to the Plan in January 2014. The 2012 Company Match of $114,340,642 was made in cash of which $2,137,641 was covered by forfeitures held by the trust account. The cash contribution was recorded as employer contributions receivable as of December 31, 2012 and paid by the Company to the Plan in January 2013.

Company Match Make-up Contribution: A 2012 Company Match Make-Up Contribution, for eligible employees who transferred from Citigroup to Morgan Stanley in connection with the formation or operation of MSSB, was determined by calculating what the Citigroup company match would have been if the participant had remained in the Citigroup 401(k) Plan for the full year minus the actual 2012 company match amounts paid in the Citigroup 401(k) Plan and the Plan combined. As a result of the Savings Plan’s merger into the Plan, a cash contribution was paid by the Company to the Plan in May 2013 and recorded as employer contributions receivable by the Plan as of December 31, 2012.

Fixed Contribution: Eligible employees with annualized base pay and eligible pay for the year of $100,000 or less; who are not employed as Financial Advisors, Producing Assistant Branch Managers, Producing Branch Managers, or Producing Sales Managers (or equivalent title), Advisory Directors or Senior Advisors (or equivalent title) as of December 31 and not a Saxon employee of Morgan Stanley’s U.S. Residential Mortgage Business receive a Fixed Contribution of 2% of eligible pay regardless of whether they contribute to the Plan or receive a Company Match. The 2013 Fixed Contribution of $19,776,623 was recorded as employer contributions receivable as of December 31, 2013 and paid in cash by the Company in January 2014. The 2012 Fixed Contribution of $9,911,625 was recorded as employer contributions receivable as of December 31, 2012 and paid in cash by the Company in January 2013.

Citi Pension Transition Contributions: To be eligible for Citi Pension Transition Contributions, employees who transferred to the wealth management joint venture must have been notified by Citigroup that their prior plan benefit opportunity qualified them for transition contributions under the Citigroup 401(k) Plan and they must have been at least age 45 with five or more years of service, including prior Citigroup service, as of December 31, 2010. Citi Pension Transition Contributions may be available for up to 10 Plan Years, beginning with the 2011 Plan year, as determined by the Plan Sponsor.

The Citi Pension Transition Contributions are based on the one-time calculation Citigroup performed to determine the percentage of annual eligible pay for the annual transition contributions under the Citigroup 401(k) Plan. The 2013 Citi Pension Transition Contribution of $2,864,273 was recorded as employer contributions receivable as of December 31, 2013 and paid in cash by the Company in January 2014. The 2012 Citi Pension Transition Contribution was recorded as employer contributions receivable as of December 31, 2012 and paid in cash by the Company in January 2013.

Morgan Stanley Transition Contribution:  Eligible employees are those who earned a Morgan Stanley pension benefit or received a 401(k) Plan Retirement Contribution during 2010 and at December 31, 2010 were employed by a participating company and at least age 45 with five or more years of service. Eligible employees receive a Morgan Stanley Transition Contribution regardless of whether or not they contribute to the Plan. Morgan Stanley Transition Contributions may be available under the Plan for up to 10 Plan Years as determined by the Plan Sponsor, beginning with the 2011 Plan Year.

The Morgan Stanley Transition Contribution is based on a formula generally intended to provide 80% of (1) minus (2):

1.	Under the Plan provisions in effect in 2010:

The estimated value of the benefit the employee would have earned under the Pension Plan (or what the employee would have received as a Retirement Contribution in the Plan), plus

The Company Match the employee would have received had the employee contributed 6% of eligible pay to the Plan (regardless of how much the employee actually contributed).

2.	Under the Plan provisions in effect during the applicable Plan year:

The maximum Company Match available under the Plan (regardless of how much the employee actually contributed), plus

The employee’s Fixed Contribution for the Plan year, if applicable.

The 2013 Morgan Stanley Transition Contribution of $29,247,780 was recorded as employer contributions receivable as of December 31, 2013 and paid in cash by the Company in January 2014. The 2012 Morgan Stanley Transition Contribution of $29,916,774 was recorded as employer contributions receivable as of December 31, 2012 and paid in cash by the Company in January 2013.

As a result of the Savings Plan merger into the Plan, the 2012 Savings Plan Company Contribution of $89,383,742 was recorded by the Plan as employer contributions receivable as of December 31, 2012 and paid in cash by the Company to the Plan in January 2013.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Plan Sponsor. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, which are subject to change from time to time. As of December 31, 2013, the Plan offered 12 mutual funds, 16 commingled or collective trust funds, one employer stock fund, and six separately managed accounts.

The Plan is intended to meet the requirements of Section 404(c) of ERISA, with the result that participants, and no other fiduciaries, are responsible for the investment of their Plan accounts.

Employer Stock Provisions – The Morgan Stanley Stock Fund is invested in “employer securities” (as defined in the Code) and is designated an employee stock ownership plan to the extent provided in the Plan, and subject to additional plan provisions, including the ability of eligible participants to elect to receive current cash dividend distributions relating to the Morgan Stanley Stock Fund.  Certain employees were not eligible to elect current cash dividend distributions relating to the Morgan Stanley Stock Fund prior to June 28, 2013.

Voting and Tender Rights —Each participant may direct a vote on shares of Company common stock in the Morgan Stanley Stock Fund that are allocated to his or her Plan account. Each participant is notified by the Trustee prior to the time that voting rights are to be exercised. Unvoted shares, including shares held in the Plan’s forfeiture account, are voted in the same proportion as the total actual votes cast for or against the matter under consideration. Similar rules apply to tender or other similar rights appurtenant to Company common stock, except that shares for which no tender direction is given by the participant will not be tendered. If there is a tender for less than all shares or if there are more tender directions than can be satisfied, participant shares are tendered on a pro rata basis.

Vesting — Participants are vested immediately in their contributions plus earnings thereon. Participants newly hired on or after January 1, 2004, are vested in any Company contributions upon the earlier of: (i) completion of three years of service, or (ii) termination of employment due to death, Retirement, Release or Total and Permanent Disability, each as defined by the Plan. There is no partial vesting.

Other— Certain reservists and persons who provide military service are entitled to additional rights under the Plan. Additional rules apply in the event that the Plan becomes top-heavy as described in the Code.

Forfeitures — Forfeitures are used to reduce the year-end Company contributions or pay appropriate Plan expenses.

Notes Receivable from Participants — Generally, participants may borrow up to the lesser of $50,000 or 50% of their vested Plan account. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan Administrator. Fixed and Transition Contributions are not eligible for loans. Each loan processed incurs a $75 administrative fee. Generally, principal and interest are paid ratably through payroll deductions back to the individual participant’s account. Participants may only have one outstanding loan at a time. Loans become due on termination of employment, except in the case of Release, in which case participants may continue repayments for up to 12 months.

Domestic Relations Orders — Generally, participants who submit a domestic relations order for qualification incur a $750 qualification fee which is paid in equal shares from the participant’s and alternate payee’s accounts.

Payment of Benefits — Participants may elect to receive all or a portion of their vested account balance following termination of employment.

Participants may withdraw any vested amount allocated to their accounts while in service after attaining age 59-1/2. In the event of a hardship (as defined in the Plan), participants regardless of age may withdraw their vested employee and Company contributions to the extent permitted by the Plan. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in service without regard to the participant’s age, subject to Plan terms. Payments are made in cash and/or in-kind in shares of Morgan Stanley stock at the direction of the participant. Non-hardship withdrawals are limited to eight per year.

A participant may elect to receive his or her vested interest in the Morgan Stanley Stock Fund in kind. Shares are recorded electronically in book entry form on the records of the Company’s transfer agent, Computershare, via its Direct Registration System (“DRS”) service.

Plan Termination — Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any Company contributions to the extent required by the Code.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements requires Plan management to make estimates and assumptions regarding the valuation of certain financial instruments that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, unless paid by the Plan Sponsor, as provided in the Plan document. The Plan Sponsor is under no obligation to pay the Plan’s administrative expenses. The Plan incurred expenses of $4,693,542 during 2013 including $1,011,661 accrued and reported as payable at December 31, 2013 for 2013 administrative fees paid in 2014.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All amounts allocated to participants who elected to withdraw from the Plan during the years ended December 31, 2013 and 2012 were paid prior to the respective year end.

Risks and Uncertainties — The Plan utilizes various investment options, including derivative instruments. Investments, in general, are exposed to various risks, such as interest rate, market liquidity and credit risks, as well as overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. The cost of Plan investments is based on the average cost method for individual securities. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the investments are reflected in Net investment income—Net appreciation in fair value investments, and include the Plan’s gains and losses on investments bought and sold as well as held during the year. Management fees and operating expenses charged to each of the investment options under the Plan are deducted from income earned and are not separately reflected on the statement of changes in net assets available for benefits. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan’s investments and derivative instruments are measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. (See Note 7.)

In determining fair value, the Plan uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions other market participants would use in pricing the asset or liability that were developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Plan considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level of the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance. Interest is repaid monthly and any delinquent interest payments as of December 31, 2013 and 2012 were immaterial. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Revision of Fair Value Disclosure — Prior to the Merger, the sole investment of each of the Plan and the Savings Plan were their respective interests in a Master Trust, and the fair value disclosures in Note 7 reflected The Master Trust’s interests in separately managed accounts as single investments in a fund. Concurrent with the Merger, the underlying holdings, including several separately managed accounts, became direct investments of the Plan. In connection with the preparation of the 2013 financial statements, the Plan determined to present the fair value disclosures based upon the underlying holdings of the separately managed accounts. The 2012 fair value disclosure table has been revised to correct the presentation and conform it to the current year. As a result, the Plan’s level 1 assets increased and level 2 assets decreased by approximately $1.5 billion, respectively and the previously reported investment total in the disclosure table of $5,496,697,461 was revised to $5,540,745,975.

3.	INVESTMENTS

The Plan’s individual investments at fair value that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013		2012
Morgan Stanley Common Stock	$1,528,493,017		$1,019,934,795
BlackRock Liquidity FedFund	636,525,839		596,179,889
Mellon S&P 500 Index	572,266,048		389,733,002
MSIF Inc. Growth	554,127,823		361,438,819
MSIF Inc. Emerging Markets	-	*	330,260,603

* Under 5% as of December 31, 2013

The Plan’s investments appreciated (depreciated) in value during 2013 as follows:

Registered Investment Companies	$398,391,960
Equity investments	773,022,778
U.S. government securities	(21,232,158)
Fixed income investments	(4,790,765)
Shorts/Swaps/Options/Futures	1,671,114
Other	(17,844,139)
Collective Trusts	303,398,714
Net appreciation in fair value investments	$1,432,617,504

4.	DERIVATIVE INSTRUMENTS AND COMMITMENTS TO PURCHASE AND REVERSE REPURCHASE AGREEMENTS

Derivative instruments are permitted in the Plan’s portfolio only to the extent that they comply with all of the Plan’s policy guidelines, and are consistent with the Plan’s risk and return objectives. In addition, derivative instruments may be used only if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio. Any use of derivative instruments may not result in exposure of the Plan to investment sectors that are otherwise prohibited under the investment guidelines.

The investment guidelines established with each separate account manager for the Plan set forth the guidelines for the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. Within the scope of the investment guidelines, the Plan may be invested in futures, options, swaps and forward foreign currency contracts.

Market risk arises from adverse changes in the fair value of these contracts.

Futures and Options — The trust held certain futures contracts on Eurodollars at December 31, 2013 and 2012 within the underlying investments of the PIMCO Real Return and PIMCO Core Fixed Income

separately managed accounts. Both written and purchase options were used in the underlying investments. When the investment manager purchases or writes an option, an amount equal to the premium paid or received by the Plan is recorded as an asset or liability and is subsequently adjusted to the current market value of the option purchased or written. The fair value of these investments as of December 31, 2013 and 2012 was immaterial and the changes in fair value are accounted for as part of net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Swaps — Under the investment managers’ standard International Swap and Derivatives Association agreements, counterparty risk is limited by provisions which allow for the mutual exchange of collateral should a swap’s market value exceed $250,000. Further, the investment managers are instructed to restrict trading to only those counterparties with the largest capitalization and highest credit ratings in the industry. Investment manager policy is to execute swaps only with counterparties whose credit rating is A-/A3 or better, unless otherwise approved by the Plan. As of December 31, 2013 and 2012, the investment assets held by the Plan included positions in several interest rate swaps where fixed rates were paid to counterparties in exchange for floating rates. These assets were held within the underlying investments of the MSIM Emerging Market Debt SA, PIMCO Core Fixed Income and PIMCO Real Return separately managed accounts as of December 31, 2013 and the PIMCO Core Fixed Income and PIMCO Real Return separately managed accounts as of December 31, 2012. The Plan also had several positions in inflation swaps as of December 31, 2013 and 2012 within the underlying investments of the PIMCO Real Return separately managed account. The fair value of these investments as of December 31, 2013 and 2012 was immaterial and the changes in fair value are accounted for as part of net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Forward Foreign Currency Contracts — The Plan may enter into forward foreign currency contracts in order to hedge certain foreign currency denominated investments. Forward foreign currency commitments are generally entered into with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered negligible. Additionally, the Plan’s investment guidelines require that the forward foreign currency contracts be restricted in their application and used for economic hedging purposes. The Plan had positions in forward foreign currency contracts in the PIMCO Real Return and MSIM Emerging Market Debt SA separately managed accounts as of December 31, 2013 and 2012. The fair value of these investments as of December 31, 2013 and 2012 was immaterial and the changes in fair value are accounted for as part of net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Investments sold but not yet purchased (commitment to purchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements)  — The investment manager, PIMCO, entered into several commitments to purchase and reverse repurchase agreements. The fair value of these investments as of December 31, 2013 and 2012 was immaterial and the changes in fair value are accounted for as part of net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2013 and 2012, there were 35 investment options available in the Plan, seven of which were managed by Morgan Stanley Investment Management, 27 of which are managed by third parties and one of which is an employer stock fund (the Morgan Stanley Stock Fund). Total party-in-interest investment options amounted to $3,331,507,436 and $2,458,671,527 as of December 31, 2013 and 2012, respectively and accounted for $971,887,908 in net appreciation during the year ended December 31, 2013. All party-in-interest investment options are in the Morgan Stanley Stock Fund,

Northern Trust Short-Term Investment Fund and the funds managed by Morgan Stanley Investment Management, an affiliate of the Plan Sponsor.

As of December 31, 2013 and 2012, the Plan held 48,740,211 shares and 53,343,870 shares, respectively, of Morgan Stanley common stock with a fair value of $1,528,493,017 and $1,019,934,795, respectively. The Plan had dividend income of $10,306,188 on Morgan Stanley common stock for the year ended December 31, 2013. Eligible participants have the opportunity to elect to receive current cash payment of the dividends paid on the Morgan Stanley Stock Fund held within the Plan to the extent provided in the Plan.

Certain officers and employees of the Plan Sponsor (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Plan Sponsor pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Plan Sponsor, are paid by the Plan. All direct and indirect fees paid by the Plan are considered party-in-interest transactions.

As of December 31, 2013 and 2012, the Plan held notes receivable from participants for participant loans of $87,417,179 and $73,169,879, respectively, which are considered party-in-interest transactions.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Plan Sponsor by a letter dated May 13, 2009, that the Plan and its related trust were designed in accordance with the applicable provisions of the Code. The Plan has been amended since receiving this letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code. The IRS has determined and informed the Plan Sponsor by a letter dated February 21, 2014, that the Plan and its related trust were designed in accordance with the applicable provisions of the Code.

The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken by the Plan that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2010.

7.	FAIR VALUE MEASUREMENTS

The following description of the valuation methods and assumptions used by the Plan to determine the fair values of investments apply to investments held directly by the Plan.

Registered Investment Companies (“RIC’s”) – Mutual funds are registered with the Securities and Exchange Commission and are intended to meet the requirements of the Investment Company Act of 1940 with respect to income distribution, fee structure, and diversification of assets. Mutual funds are generally marked to quoted prices or net asset value (“NAV”) and are categorized in Level 1 of the fair value hierarchy if based upon prices which are observable in an active market. The PIMCO Foreign Bond (Unhedged) fund requires the Trustee to calculate the fair value since the fund has a daily interest rate factor that pays a monthly dividend and therefore the fund is categorized as Level 2 of the fair value hierarchy. With the exception of the BlackRock Liquidity Funds - FedFund Institutional Portfolio investment option which has no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

Separately Managed Accounts – The Plan holds investments in the Morgan Stanley Stock Fund (“the Fund”) holding Morgan Stanley common stock and containing a short-term investment fund to facilitate participant transactions in and out of the Fund. There were no unfunded commitments and no restricted redemption notice periods. The Company has specific rules that govern employee transactions in Morgan Stanley stock. Employees may transact in Morgan Stanley stock (including the Fund) only during a window period. Shorter window periods apply to those employees deemed Access Persons (as defined in the Company’s employee trading policy) by the Company. Access Persons are prohibited from selling the Fund within six months of a purchase during 2013 and 2012.

The remaining separately managed accounts (“Separate Accounts”) are professionally managed portfolios of securities that use pooled money to buy investments owned by the trust account for the benefit of participants. The participants share in the appreciation and depreciation in proportion to their contribution to the account. Separate Accounts are administered and supervised by investment managers who decide how to invest  funds contributed by investors. As of December 31, 2013 and 2012, the Plan’s Separate Accounts consisted of the MSIM Emerging Markets Debt SA Fund, the Systematic Mid Cap Value Fund, the Shenkman Capital High Yield Bond Fund, the T. Rowe Price U.S. Large-Cap Value Fund, the PIMCO Core Fixed Income Fund and the PIMCO Real Return Fund. The Trustee is responsible for determining the Separate Accounts’ fair value. Terms of the agreements with the investment managers (“Investment Management Agreements”) for the Separate Accounts permit the termination of the agreement and the distribution of the Separate Accounts’ securities at fair value. There were no unfunded commitments and no restricted redemption notice periods. The Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

A description of the valuation methods and assumptions applied to the major categories of the Fund and the Separate Accounts measured at fair value are as follows:

Corporate equities
Corporate equities, including Morgan Stanley common stock, are exchange-traded equity securities that are generally valued based on quoted prices from a nationally recognized exchange. Valuation adjustments are not applied and accordingly they are categorized in Level 1 of the fair value hierarchy.

Cash and cash equivalents
Cash and cash equivalents are valued at cost, which approximates fair value and are categorized in Level 1 of the fair value hierarchy.

U.S. government  securities
U.S. government securities are composed of two main categories consisting of agency-issued debt and agency mortgage pass-through pooled securities. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pooled securities is model driven based on spreads of the comparable To Be Announced (“TBA”) security. Callable agency-issued debt securities and agency mortgage pass-through pooled securities are generally categorized in Level 2 of the fair value hierarchy.

Municipal government obligations
Municipal government obligations are valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Foreign sovereign government obligations
Foreign sovereign government obligations are valued using quoted prices in active markets when available. Bonds for which the fair value is determined based on a valuation model are categorized in Level 2 of the fair value hierarchy.

Corporate debt instruments
Corporate debt instruments are composed of corporate bonds and asset-backed securities.

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they would have been categorized in Level 3 of the fair value hierarchy.

Asset-backed securities (“ABS”) may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the valuation may require benchmarking to similar securities. ABS have been categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to cash flows, performance and other inputs, then ABS would be categorized in Level 3 of the fair value hierarchy.

Preferred securities
Exchange-traded corporate preferred securities are generally valued based on quoted prices from a nationally recognized exchange. To the extent these securities are actively traded and valuation adjustments are not applied, they have been categorized in Level 1 of the fair value hierarchy; otherwise, they would be categorized in Level 2 of the fair value hierarchy.

Derivatives
Depending on the product and terms of the transaction, the fair value of over-the-counter (“OTC”) derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. Interest rate and credit default swaps are valued using observable inputs and are generally categorized in Level 2 of the fair value hierarchy. Futures contracts and exchange traded swaps are valued based on quoted prices in active markets and are generally categorized in Level 1 of the fair value hierarchy. Listed derivatives that are actively traded are valued on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives and are categorized in Level 2 of the fair value hierarchy.

Other assets and liabilities
The carrying values of Notes receivable from participants, Receivables for securities sold and others, and Payables for securities purchased and others, approximate their fair value due to their short-term duration and are categorized in Level 2 of the fair value hierarchy.

Collective Trust Funds –  Each investment fund is administered and supervised by its respective investment manager who decides how to invest the contributed funds. Certain funds focus on Corporate Equities or Corporate Fixed Income investments. The Blended-Target Retirement funds have a mixture of underlying investments that the investment manager considers to be generally appropriate at the current time for a given retirement date. The Short-Term Investment Funds are maintained to facilitate transactions into and out of the Plan’s investment options and have a prime objective of principal preservation. The fair values of participating units held in the collective trust funds are based on NAV’s reported by the investment manager as of the financial statement dates and recent transaction prices and therefore the collective trust funds are categorized as Level 2 of the fair value hierarchy. If there is a fee accrual, the trustee is responsible for determining the fair value. As of December 31, 2013 and 2012, the Plan held investments in funds managed by BlackRock, Inc., Pyramis, Artisan, Mellon and Northern Trust. Terms of the applicable Collective Trust Fund Agreements and/or Investment Management Agreements permit the termination of the agreement and the receipt of the fund securities at fair value within 30 days. There were no unfunded commitments and no restricted redemption notice periods. Other than the funds managed by BlackRock, Inc., from which the Plan does not restrict the frequency of redemptions, the Plan prohibits the sale of the Collective Trust Fund investment options within 30 days of a purchase into that investment option. A 2% redemption fee applies to all transfers out of the Pyramis Select International Small Cap Fund within 90 days of acquisition, other than for loans, hardship withdrawals, minimum required distributions, redemptions pursuant to systematic withdrawal programs, forfeiture of assets, return of excess contribution amounts, redemptions related to death, disability, or qualified domestic relations orders and payment of plan fees.

The following tables set forth by level within the fair value hierarchy the Plan’s investment and derivative instrument assets and liabilities at fair value as of December 31, 2013 and 2012. There were no transfers of investments between levels for either year. As discussed in Note 2, the 2012 disclosure has been revised.

	Plan's Investment Assets and Liabilities at Fair Value as of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Investment Assets:
Registered Investment Companies
Equity Funds
Large-Cap	$554,127,823	$-	$-	$554,127,823
Emerging Markets	321,278,099	-	-	321,278,099
Mid-Cap	307,961,129	-	-	307,961,129
International	275,883,474	-	-	275,883,474
Long-term Growth	188,186,902	-	-	188,186,902
Small-Cap	182,499,185	-	-	182,499,185
Money Market Fund	636,525,839	-	-	636,525,839
Real Estate Investment Trust Fund	148,441,763	-	-	148,441,763
Fixed Income Funds	60,700,960	38,472,837	-	99,173,797
Commodity Fund	13,090,647	-	-	13,090,647
	2,688,695,821	38,472,837	-	2,727,168,658
Separately Managed Accounts
Employer stock	1,528,493,017	-	-	1,528,493,017
Corporate equities	581,753,187	-	-	581,753,187
Cash and cash equivalents	24,983,403	-	-	24,983,403
U.S. government securities	-	186,189,695	-	186,189,695
Municipal government obligations	-	5,053,078	-	5,053,078
Foreign sovereign government obligations	-	62,213,762	-	62,213,762
Corporate debt instruments	-	124,384,675	-	124,384,675
Preferred securities	23,224,551	-	-	23,224,551
Derivatives	-	1,784,302	-	1,784,302
Other	-	1,100,000	-	1,100,000
	2,158,454,158	380,725,512	-	2,539,179,670
Collective Trusts
Corporate Equity Funds	-	983,649,563	-	983,649,563
Corporate Fixed Income Funds	-	75,312,409	-	75,312,409
Blended - Target Retirement
Corporate Equity Funds	-	636,593,672	-	636,593,672
Fixed Income Funds	-	151,870,265	-	151,870,265
Short-Term Investment Funds	-	14,706,686	-	14,706,686
	-	1,862,132,595	-	1,862,132,595
Participant-directed investments	$4,847,149,979	$2,281,330,944	$-	$7,128,480,923
Investment Liabilities:
Participant-directed derivative investments	$(7,000)	$(1,281,403)	$-	$(1,288,403)

	Plan's Investment Assets and Liabilities at Fair Value as of December 31, 2012

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Investment Assets:
Registered Investment Companies
Equity Funds
Large-Cap	$361,438,819	$-	$-	$361,438,819
Emerging Markets	330,260,603	-	-	330,260,603
Mid-Cap	212,333,210	-	-	212,333,210
International	226,098,793	-	-	226,098,793
Long-term Growth	145,635,815	-	-	145,635,815
Small-Cap	84,451,679	-	-	84,451,679
Money Market Fund	596,179,889	-	-	596,179,889
Real Estate Investment Trust Fund	141,301,789	-	-	141,301,789
Fixed Income Funds	36,906,550	51,424,232	-	88,330,782
Commodity Fund	6,054,030	-	-	6,054,030
	2,140,661,177	51,424,232	-	2,192,085,409
Separately Managed Accounts
Employer stock	1,019,934,795	-	-	1,019,934,795
Corporate equities	419,024,111	-	-	419,024,111
Cash and cash equivalents	26,422,300	-	-	26,422,300
U.S. government securities	-	279,367,935	-	279,367,935
Municipal government obligations	-	8,962,054	-	8,962,054
Foreign sovereign government obligations	-	88,275,183	-	88,275,183
Corporate debt instruments	-	153,514,828	-	153,514,828
Preferred securities	20,034,717	-	-	20,034,717
Derivatives	-	(102,747)	-	(102,747)
	1,485,415,923	530,017,253	-	2,015,433,176
Collective Trusts
Corporate Equity Funds	-	606,274,084	-	606,274,084
Corporate Fixed Income Funds	-	101,899,720	-	101,899,720
Blended - Target Retirement
Corporate Equity Funds	-	464,894,215	-	464,894,215
Fixed Income Funds	-	147,281,632	-	147,281,632
Short-Term Investment Funds	-	12,877,739	-	12,877,739
	-	1,333,227,390	-	1,333,227,390

Participant-directed investments	$3,626,077,100	$1,914,668,875	$-	$5,540,745,975

SUPPLEMENTAL SCHEDULE

MORGAN STANLEY 401(k) PLAN
Plan Number 003,   Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Cash and cash equivalents
	Cash			$227,690
	Interest-Bearing Cash	Foreign currency and collaterals		24,512,713
	Deutsche Bank	Cash Collateral		100,000
	Deutsche Bank	Cash Collateral		19,000
	Goldman Sachs	Cash Collateral		124,000
	U.S. government securities
	Fannie Mae	Fltg Ser 2007-34 Cl S 04-25-2037 Beo		180,301
	Fed Natl Mtg Assn	Gtd Mtg Pool #Ak2411 4% Due 02-01-2042 Beo		10,213
	Fed Natl Mtg Assn	Gtd Mtg Pool #Ak2411 4% Due 02-01-2042 Beo		247,901
	Federal Home Ln Mtg Corp	Gtd Mtg Pool #Ak2411 4% Due 02-01-2042 Beo		51,483
	Federal Natl Mtg Assn	Gtd Mtg Pool #Ak2411 4% Due 02-01-2042 Beo		463,141
	Federal Natl Mtg Assn	Gtd Mtg Pool #Ak2411 4% Due 02-01-2042 Beo		246,370
	Federal Natl Mtg Assn	Gtd Mtg Pool #Ak2411 4% Due 02-01-2042 Beo		1,028,592
	Federal Natl Mtg Assn	Gtd Mtg Pool #Ak2411 4% Due 02-01-2042 Beo		2,110,590
	Federal Natl Mtg Assn	Gtd Mtg Pool #Ak2411 4% Due 02-01-2042 Beo		539,927
	FHLMC	Preassign 00074 2.375 01-13-2022		955,965
	FHLMC	Multiclass Ser 3828 Cl Sy02-15-2041 Fltg		2,877
	FHLMC	Multiclass Ser 3951 Cl Us Fltg02-15-2040		47,948
	FHLMC	Multiclass Ser 3147 Cl Ls04-15-2036		249,400
	FHLMC	Multiclass Ser 3218 Cl As09-15-2036		211,458
	FHLMC	Multiclass Ser 3218 Cl Sa Flg Rt Due 09-15-2036		20,564
	FNMA	00.000Fnra361225Be#Mbs Remic Adjustable 12-25-2036		265,346
	FNMA	1.625 11-27-2018 Reg		694,161
	FNMA	2.375 Due 07-28-2015		3,094,818
	FNMA	Pool #470989 2.9% Due 06-01-2020 Beo		397,326
	FNMA	Pool #Ab1609 4% 10-01-2025 Beo		1,421,629
	FNMA	Pool #Ab8807 2.5% 03-01-2043 Beo		789,015
	FNMA	Pool #Ab9280 4% 05-01-2043 Beo		404,258
	FNMA	Pool #Ao1771 4% 05-01-2042 Beo		275,520
	FNMA	Pool #Ap1215 3.5% 06-01-2043 Beo		901,668
	FNMA	Pool #Ar4257 2.5% 02-01-2043 Beo		42,517
	FNMA	Pool #Ar9512 2.5% 04-01-2043 Beo		825,062
	FNMA	Pool #Ar9977 2.5% Due 02-01-2043Reg		34,888
	FNMA	Pool #At2297 2.5% Due 03-01-2043Reg		58,463
	FNMA	Pool #Au4279 3% 09-01-2043 Beo		950,471
	FNMA	Remic Tr 2010-2 Cl-Gf Fltg12-25-2049		114,555
	FNMA	Ser 2011-40 Cl Sx Var Rt Due11-25-2040 Beo		814
	FNMA	Ser 2011-86 Cl Nf Fltg Rt Due09-25-2041		116,745
	FNMA	2007-15 Cl Ai Var 03-25-2037		50,066
	FNMA	Fnr 2007-56 Gs Flt Rt06-25-2037		231,818

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	U.S. government securities (continued)
	FNMA	Fr Cmo 25/03/37 Usd 03-25-2037		$21,966
	FNMA	Remic Ser 2005-84 Cl-Sg Flt Rt 10-25-2035		134,693
	FNMA	Remic Tr 2009-87 Cl-Hs Var Rate 11-25-2039		23,608
	FNMA	Ser 2007-32 Cl Sa Fltg Rt 04-25-2037		89,411
	FNMA	Ser 2007-4 Cl Sl Fltg Rt 02-25-2037		16,887
	FNMA	Ser 2007-89 Cl Sd Fltg Rt 09-25-2037		180,660
	FNMA	Ser 2013-M4 Cl X1 Var Rt 02-25-2018		694,111
	FNMA	Remic Tr 2011-60 Cl-Oa Prin Only 08-25-2039 Reg		211,597
	FNMA Single Family Mortgage	3.5% 15 Years Settles January		3,137,226
	FNMA Single Family Mortgage	3.5% 30 Years Settles January		10,926,949
	FNMA Single Family Mortgage	30 YearsSettles Jan		5,695,782
	FNMA Single Family Mortgage	30 YearsSettles Feb		2,165,782
	FNMA Single Family Mortgage	4% 30 Years Settles January		(514,687)
	FNMA Single Family Mortgage	2.5% 30 Years Settles January		(1,809,844)
	FNMA Single Family Mortgage	4% 30 Years Settles February		(2,052,500)
	GNMA	Pool #Ab9437 3.5 Due 11-15-2042 Reg		930,409
	GNMA Single Family Mortgage	3% 30 Years Settles January		1,931,406
	NCUA	Gtd Nts Tr 2010-R2 Gtd Nt Cl I-A Due 11-06-2017 Reg		517,812
	Small Business Admin	Gtd Dev Partn Ctf 5.12 Due 11-01-2027 Reg		915,429
	United States of America	Ix N/B 0.75% Deb 02-15-2042 02-15-2042		1,080,255
	United States of America	Treas Bills 0 Tb Due 05-29-2014 Usd1000		290,932
	United States of America	Treas Bonds 5.0808725 04-15-2028		8,023,035
	United States of America	Treas Bonds 0.625%Tips 02-15-2043 Usd1000		468,679
	United States of America	Treas Bonds 0.625%Tips 02-15-2043 Usd1000		78,113
	United States of America	Treas Notes 1.375 Nts Tips 1/15/2020		3,363,510
	United States of America	Treas Bds 2.125 2-15-2041		1,941,358
	United States of America	Treas Bds Index Linked 1.75 Due 01-15-2028 Reg		2,745,347
	United States of America	Treas Bds Inflation Index Linked 3.875% 04-15-2029		1,557,697
	United States of America	Treas Nts 1.25% Tips 15/04/20 Usd1000 07-15-2020		4,010,235
	United States of America	Treas Nts 2 Due 02-15-2022		379,594
	United States of America	Treas Nts Dtd 00399 04-15-2017		845,544
	United States of America	Treas Nts Dtd 00410 .75% Due 06-30-2017 Reg		6,718,386
	United States of America	Treas Nts Dtd 00438 1.125%Due 12-31-2019 Reg		1,227,789
	United States of America	Treas Nts Dtd 00471 1.375%Due 07-31-2018 Reg		396,406
	United States of America	Treas Nts Dtd 01/15/2013 Tips 01-15-2023		382,273
	United States of America	Treas Nts Dtd 01/15/2013 Tips 01-15-2023		7,358,756
	United States of America	Treas Nts Dtd 08/31/2011 1.5% Due 08-31-2018 Reg		9,650,743
	United States of America	Treas Nts Index Linked 2.375 Due 01-15-2017 Reg		254,910
	United States of America	Treas Nts Tips .375 07-15-2023		1,645,538
	United States of America	Treas Nts Treas Nts 2% Due11-30-2020 Reg		1,752,188
	United States of America	Treas Bds Index Linked 2.00 Due 01-15-2026 Reg		781,646

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	U.S. government securities (continued)
	United States of America	Treas Bds Index Linked 2.5 Due 01-15-2029 Reg		$6,647,768
	United States of America	Treas Bds Index Linked Notes 2.375 Due 01-15-2027 Reg		2,668,180
	United States of America	Treas Infl Indexed Bonds 2.375 Due 01-15-2025 Beo		7,548,722
	United States of America	Treas Nts Index Linked 1.875 Due 07-15-2019 Reg		13,735,149
	United States of America	Treas Nts Index Linked 2.00 Due 01-15-2016 Reg		1,254,109
	United States of America	Treas Nts Index Linked 2.36434 Due 01-15-2014 Reg		3,031,611
	United States of America	Treas Nts Index Linked Note .125 Due 01-15-2022 Reg		743,851
	United States of America	Treas Nts Index Linked Note .125 Due 01-15-2022 Reg		297,540
	United States of America	Treas Nts Inflation Linked 2.50 Due 07-15-2016 Reg		7,867,439
	United States of America	Treas Nts Tips 07-15-2022		5,448,247
	United States of America	Treas Nts Tips Dtd 07-15-2011 07-15-2021		6,627,130
	United States of America	Treasury Dtd 02/15/2010 02-15-2040		364,253
	United States of America	Treasury Nts 1.125% Tips 15/1/21 Usd1000 01-15-2021		9,145,855
	United States of America	Treas 1% Due 08-31-2019		6,241,640
	United States of America	Treas 1% Due 11-30-2019		5,449,732
	United States of America	Treas 1.375% Due 09-30-2018		4,939,060
	United States of America	Treas 1.75% Due 05-15-2022		6,888,926
	United States of America	Treas 2% Due 09-30-2020		1,270,750
	United States of America	Treas 2.625 Due 07-15-2017		126,763
	US Treasury	NTS 1.25 07-15-2020		687,469

	Preferred securities - corporate debt instruments
	Abbey Natl Treas Svcs Plc	Gtd Nt Fltg Rate Due 04-25-2014 Reg		301,319
	Banco Santander Chile	New Sr Nt Fltg 144A Var Rt Due 01-19-2016 Beo		297,900
	Bhp Finance Ltd	5.4% Due 03-29-2017		668,615
	Callidus Debt Partners	Clo Fd Iv Ltd / Csr Secd Nt A-1B Fltg 144A 17 Apr 2020		130,591
	Citigroup Coml Mtg Tr	2007-Cd4 A2B 5.205 12-11-2049 Beo		10,372
	Citigroup Commercial Mortgage	2010-Rr3 Mlsr Var Rt 05-14-2017		554,132
	Citigroup Inc	Sr Nt Fltg Rate Due 11-05-2014 Reg		699,729
	Coml Mtg Tr	2007-Gg9 Mtg Passthru Ctf Cl A-4 5.444 Due 03-10-2039 Reg		549,222
	Commercial Mtg Ln Tr	2008-Ls1 Mtg Pass Thru Ctf Cl A-4B Due 12-10-2049 Reg		333,017
	Consumers Energy	5.5% Due 08-15-2016		445,990
	Cr Suisse Coml Mtg Tr	2007-C5 Due 09-15-2040 Reg		303,485
	Credit Suisse Coml Mtg Tr	2007-C2 Cl A-2 Var Rt Due 01-15-2049 Reg		10,742
	CWMBS Inc	2004-Hyb2 Cl 6-A Flt Rt Due 07-20-2034 Beo		151,139
	Duane Str Clo Iv Ltd	Clo Var Rt Due 01-11-2021 Beo		816,937
	Ed Ln Fdg Master Tr-Ii	2006-2 Ast Backed Nt A-3L 144A 08-25-2028 Beo		198,796
	Entergy Ark Inc	3.75% Due 02-15-2021		306,469
	Entergy Gulf Sts	3.95% Due 10-01-2020		312,878
	Extended Stay Amer	2013-Eshcl A-2-7 2.9575 Due 12-05-2031 Beo		388,158
	Goldman Sachs	Snr Nts 05/2015 Eur1000		825,040

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Preferred securities - corporate debt instruments (continued)
	Granite Master Issuer Plc	2006-3 Mtgbacked Nt Cl A7 Due 12-20-2054 Reg		$50,974
	Granite Master Issuer Plc	2006-1 Nt Cl A5 144A Var Rt		217,452
	Granite Mtgs	03-3 Plc 2003-3 Cl 1B Fltg Rate Due 01-20-2044		695,970
	GS Mtg Secs Corp 200	2004-Cw1 Cl Iia-1 6% Due 04-01-2034 Reg		328,330
	GS Mtg Secs Corp Ser	2005-Ar6 Cl 1A1Due 09-25-2035 Reg		257,600
	HSBC Fin Corp	6.676% Due 01-15-2021		2,131,464
	HSBC Fin Corp	Global Nt Fltg Rate Due 06-01-2016 Reg		1,018,362
	IPIC Gmtn Ltd Me	Gmtn Ltd Med Term Nt 144A 5% Due 11-15-2020 Beo		539,375
	J. P. Morgan Chase	2011-C 11-C3 Cl A-3 4.3877 02-16-46		541,106
	J. P. Morgan Chase	Coml Mtg Secs Tr 2006-L Cl A-4 5.399 Due 05-15-2045 Reg		435,776
	J. P. Morgan Chase	2011-C A-3 4.1063 Due 07-15-2046 Beo		855,223
	Jpmorgan Chase	3.45% Due 03-01-2016		209,769
	Kingsland I Ltd	2005-1A Cl A-1A Var Rt Due 06-13-2019		40,794
	Marathon Clo Ii Ltd	2005-2A Cla1B Fltg Rt 12-20-2019		105,467
	Mark Fdg Ltd / Hillmark Fdg	2006-1A Cl A1 Fltg 05-21-2021		591,102
	Merrill Lynch & Co Inc	Tranche # Tr 00677 6.875% Due 04-25-2018		591,184
	OBP Depositor Llc	2010 Obp Ctf 144A 4.6462 Due 07-15-2045 Beo		542,232
	Potash Corp Sask	6.5% Due 05-15-2019		670,451
	Ppn Cmo	Pasthru Ctf 144A Cl A 5.4 Due 121328 Beo		331,401
	RBSSP Resecuritization	2010-1 Cl 2-A1 144A Var 07-26-2045 Beo		390,011
	Shell Intl	Fin B V 3.25% Due 09-22-2015		209,320
	Southern Co	2.375% Due 09-15-2015		614,033
	Standard Chartered Plc	Sub Nt 3.9501-11-2023		278,257
	Statoil Asa	3.125 Due 08-17-2017		629,838
	Stone Str Tr	144A 5.902% Due 12-15-2015 Beo		535,892
	Total Cap	4.45% Due 06-24-2020		435,724
	Vale Overseas Ltd	6.875% Due 11-21-2036		103,275
	Vale Overseas Ltd	4.625% Due 09-15-2020		204,840
	Venture Vii CDO Ltd	Cdo Ltd / Venture Vii Cdo Co Var Rt Due 01-20-2022 Beo		590,490
	Vodafone Group Plc	4.15% Due 06-10-2014		101,595
	Volunteer No 3 Llc	2012-1 Cl A-1 Var Rt Due 10-25-2021 Beo		159,286
	Wachovia Bk Coml Mtg	Coml Mtg Tr 2004-C14 Passthru Ctcl A-4 5.047 06-15-2014 Reg		265,338
	Wesfarmers Ltd	144A 2.983 Due 05-18-2016		1,248,089

	Corporate debt instruments
	ACCO Brands Corp	6.75 Due 04-30-2020		649,775
	ADT Corp	6.25 Bds Due 10-15-2021 Usd1000 Beo		472,500
	AES Corp	Nt 7.375 Due 07-01-2021		547,965
	Alere Inc	6.5% Due 06-15-2020		357,875
	Allbritton	8% Due 05-15-2018		423,000
	Allflex Hldgs Inc	Term Loan Due 06-07-2021 Beo		505,937

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Alliance Data Sys Corp	Nt 6.375 Due 04-01-2020		$314,250
	Allison Transmission Inc	144A 7.125 Due 05-15-2019/05-06-2011 Beo		457,937
	Ally Finl Inc	5.5 Due 02-15-2017		433,000
	Alphabet Hldg Co Inc	Nt Contingent Cash Pay 144A 7.75 Due 11-01-2017		257,812
	Altria Group Inc	9.7% Due 11-10-2018		262,878
	Amc Networks Inc	7.75 Due 07-15-2021		229,500
	Amerigas Fin Corp	Nt 6.75 5-20-2020		682,812
	Ameristar Casino	7.5% Due 04-15-2021		813,750
	Amern Bldrs	5.625% Due 04-15-2021		326,625
	Ancestry Com Hldgs Llc	9.625 Due 10-15-2018		388,125
	Appalachian Pwr Co	7.95% Due 01-15-2020		621,424
	Arcelormittal Sa	Due 08-05-2020		531,250
	Ardagh Packaging	9.125% Due 10-15-2020		294,555
	Ardagh Packaging Fin Plc	Ardagh Mp Hld Secd Nt 7.375 10-15-2017		214,750
	Atwood Oceanics Inc	6.5 Due 02-01-2020		453,687
	Banc Amer Coml Mtg Tr	2007-3 Cl A-2 Flt Rt Due 06-10-2049/01-10-2014 Beo		22,211
	Banc Amer Coml Mtg Tr	2007-3 Coml 6-10-2049		22,222
	Banc Amer Re-Remic Tr	2010-Uber5 Due02-17-2051 Beo		760,361
	Banc Amer Re-Remic Tr	2009-Uber2 Coml Mtg Ctf Var 12-24-49		447,344
	Banco Mercantil	4.375% Due 07-19-2015		313,500
	Banco Santander S A Global	Tranche # Tr00009 Var Rt Due 3-18-2014		400,029
	Barclays Bank Plc	9.0% Credit Linked 144A 19/09/2018 Idr 'Sn14341'		1,921,947
	Barrick Gold Corp	Nt 6.95 Due 04-01-2019		577,140
	Bear Stearns Arm Tr	2004-10 Cl I2A5 2.696043% Due 01-25-2035 Beo		261,570
	Belden Inc	Nt 144A 5.5 Due 09-01-2022/08-27-2012 Beo		269,500
	Berry Pete Co	6.375 Due 09-15-2022		457,875
	Biomet Inc	6.5% Due 08-01-2020		792,750
	Biomet Inc	6.5% Due 10-01-2020		103,000
	BMC Software Fin Inc	Nt 144A 8.125% Due 07-15-2021/08-21-2013 Beo		515,000
	Borgata	Term Ln Due 08-15-2018 Beo		250,937
	Boyd Acquisition Sub Llc	Fin Sr Nt8.375 Due 2-15-2018		545,000
	Boyd Gaming Corp	9.125% Due 12-01-2018		462,188
	Brand Energy & Infrastructure	Sr Nt 144A 8.5 Due 12-01-2021		508,125
	Cablevision Sys	5.875% Due 09-15-2022		430,875
	Cablevision Sys	Sr Nt 8 Due 04-15-2020		348,660
	Calpine Corp	Sr Secd Nt 144A 7.875% Due 01-15-2023/01-14-2011 Beo		400,947
	Calpine Corp	Sr Secd Nt 144A 7.5% Due 02-15-2021/10-22-2010 Beo		153,866
	Cantor Fitzgerald	7.875% Due 10-15-2019		525,000
	Cascades Inc	7.75% Due 12-15-2017		373,215
	Cascades Inc	7.875% Due 01-15-2020		200,090
	Catalent Pharma	7.875 Due 10-15-2018		508,750

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Cco Hldgs Llc	5.125% Due 02-15-2023		$324,625
	Cco Hldgs Llc	6.625% Due 01-31-2022		515,000
	Celulosa Arauco Y	5% Due 01-21-2021		403,637
	Cent Garden & Pet	8.25% Due 03-01-2018		291,750
	Centurylink Inc	5.8 Due 03-15-2022		888,750
	Cequel Communications Holdings	6.375 Due 09-15-2020		461,250
	Charter Communications Oper	Loan E Due 03-31-2020 Beo		493,763
	Ches Midstream	6.125% Due 07-15-2022		267,500
	Choice Hotels Int	5.75% Due 07-01-2022		317,300
	Cin Bell	Nt 8.75 Due 03-15-2018		450,450
	Cit Group Inc	5.25% Due 03-15-2018		575,933
	Citibank Omni Master Tr	2009-A14 Nt Talf 144A Var Rt Due 08-15-2018 Beo		609,063
	Citibank Omni Master Tr	2009-A14 Nt Talf 144A Var Rt Due 08-15-2018 Beo		507,553
	Citizens	7.125% Due 03-15-2019		592,625
	Clean Hbrs Inc	5.25% Due 08-01-2020		439,810
	Coml Mtg	Ser2010-C1 Cl A1 144A 3.156 11-1-2015Beo		459,756
	Comm	3.83 Due 07-10-2046		317,677
	Commscope Hldg Co Inc	6.625 Bds Usd2000144A Due 06-01-2020 Beo		208,000
	Commscope Inc	Nt 144A 8.25% Due01-15-2019/01-14-2011 Beo		563,473
	Compagnie Generale	9.5% Due 05-15-2016		169,452
	Cons Nat Gas Co	Due 03-01-2014 Beo		684,927
	Cpg Merger Sub Llc	Sr Nt 144A 8% Due 10-01-2021/09-30-2013 Beo		364,000
	CR Agricole Sa	8.125 09-19-2033		221,000
	Crestwood Midstream Partners	Crestwood Midst 6 12-15-2020		515,000
	CSMC Ser	2010-Rr1 Ctf Cl 2-A 144A Var Rt Due 09-15-2040 Beo		218,330
	CSMC Ser	2010-Rr1 Ctf Cl 3-A 144A Var Rt Due 06-10-2049 Beo		218,381
	Cumulus Media	7.75% Due 05-01-2019		527,500
	Cumulus Media Holdings Inc	Term Ln Due 12-18-2020 Beo		235,384
	Cyrusone Lp	6.375% Due 11-15-2022		642,735
	Dana Hldg Corp	6.75% Due 02-15-2021		349,375
	Darling Escrow Corp	Sr Nt 5.375 Due 01-15-2022 Beo		528,938
	Darling International Inc	Brdg Ln Due 10-05-2014 Beo		725,000
	Davita Inc	5.75 Due 08-15-2022		759,375
	DBRR	2012-Ez1 Tr Cmbs Re-Remicctf Cl A .946 Due 09-25-2045 Beo		294,895
	DBUBS	2011-Lc1 Mtg Tr Mtg Passthru Ctf Cl A-2 144A 4.528 07-01-19		434,589
	DBUBS	2011-Lc2 Mtg Tr Cl A-2 3.386% Due 07-10-2044 Beo		1,042,865
	Del Monte Corp	7.625 Due 02-15-2019		259,687
	Deutsche Telekom	4.875% Due 07-08-2014		919,122
	Digitalglobe Inc	Sr Nt 5.25 Due 2-01-2021		536,250
	Dish Dbs Corp	4.25% Due 04-01-2018		153,000
	Dish Dbs Corp	5.875% Due 07-15-2022		703,000

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Dole Food Co Inc	Sr Secd Nt 7.25 Due 05-01-2019		$573,563
	Driver Eight	Gmbh Frn A/Bkd 02/2017 Eur 'A'		112,106
	Dufry Fin Sca	Nt 5.5 Due 10-15-2020		512,500
	Dynegy Inc	144A 5.875 Due 06-01-2023		519,750
	Elizabeth Arden Inc	Nt 7.375 Due 03-15-2021		401,120
	Encana Corp	6.5% Due 05-15-2019		467,259
	Endeavor Energy Resource	Nt 7 Due 08-15-2021		404,000
	Endo 7	Due 07-15-2019		535,000
	Ensco Plc Formerly	4.7% Due 03-15-2021		105,774
	Exopack Hldgs S A	7.875 Due 11-01-2019		510,000
	Exp-Imp Bank Korea	Rt 20/03/2015		609,825
	Felcor Lodging Ltd	6.75% Due 06-01-2019		532,500
	Felcor Lodging Ltd Partnership	5.625 Due 03-01-2023		438,750
	Florida Gas Transmission Co	Sr Nt 144A 5.45% Due 07-15-2020/07-19-2010 Beo		541,143
	FMG Res	August 2006 Pty Ltd Sr Nt 6.875 Due 04-01-2022 Beo		109,000
	FMG Res	August 2006 Pty Ltd Sr Nt 8.25 Due 11-01-2019		841,875
	Ford Mtr Cr Co Llc	3.984 Due 06-15-2016		319,020
	Ford Mtr Cr Co Llc	4.207% Due 04-15-2016		426,215
	Ford Mtr Cr Co Llc	Nt 8 Due 06-01-2014		103,053
	Ford Mtr Cr Co Llc	Nt Var Rt Due 08-28-2014		904,183
	FPL Group Cap Inc	Deb 7.875 Due 12-15-2015		113,026
	Fresenius Med Care Us Fin Ii Inc	5.875 Due 01-31-2022 Beo		125,545
	FTI Consulting Inc	6% Due 11-15-2022		759,375
	Genon Escrow Corp	9.5% Due 10-15-2018		507,360
	Goodman Fdg Pty Ltd	Sr Nt 144A6.375% Due 11-12-2020 Beo		413,583
	Goodyear Tire	Nt 8.25 Due 08-15-2020		558,750
	Gray T.V. Inc	7.5% Due 10-01-2020		668,313
	Griffey Inter Inc	Sub Llc 7 Due 10-15-2020		396,250
	Griffon Corp	7.125% Due 04-01-2018		748,360
	Grifols Inc	8.25 Due 02-01-2018		293,219
	Gs Mtg	2010-C2 Var Rt Due 12-10-2043 Beo		111,363
	GS Mtg Secs	2010-C1 Mtg Pass Thru Ctfcl A-2 144A 4.592 10 Aug 2043		649,019
	Gs Mtg Secs Corp	2005-Ar7 Mtg Passthru Ctf Cl 2A1 Due 11-25-2035 Reg		140,726
	Gs Mtg Secs Tr	2010-C2 3.849 Due 12-10-2043 Beo		291,816
	Gulfmark Offshore Inc	Nt 6.375 03-15-2022		514,833
	Halcon Res Corp	Sr Nt 9.25% Due 02-15-2022		356,125
	HCA Hldgs Inc	5.875% Due 03-15-2022		360,342
	HCA Hldgs Inc	6.25% Due 02-15-2021		470,812
	HCA Hldgs Inc	7.75% Due 05-15-2021		241,442
	Hca Inc	Nt 7.5 Due 02-15-2022		274,375
	Health Mgmt Assocs Inc	Nt 7.375 01-15-2020		503,438

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Healthcare Technology Inter Inc	Nt 7.375 Due 09-01-2018		$416,000
	Hertz Corp	6.25 Due 10-15-2022		413,000
	Hertz Corp	7.375% Due 01-15-2021		274,375
	Hgim Corp	Term Ln Due 06-12-2020 Beo		252,188
	Hii Hldg Corp	1St Lien Us Term Ln Due 12-20-2019 Beo		248,125
	Hilton Worldwide	5.625% Due 10-15-2021		389,063
	Holly Energy	6.5% Due 03-01-2020		522,500
	Hologic Inc	6.25 Due 08-01-2020 Reg		387,185
	Hornbeck Offshore	5.875 Due 04-01-2020		288,067
	Hughes Satellite	6.5% Due 06-15-2019		541,250
	Infor Us Inc	11.5 Due 07-15-2018		519,777
	Infor Us Inc	9.375 Due 04-01-2019		168,750
	Intelsat	6.75% Due 06-01-2018		371,875
	Intelsat Jackson	7.25% Due 04-01-2019		270,000
	Intelsat Jackson Hldgs S A	Sr Nt 144A 5.5% Due 08-01-2023/06-05-2013 Beo		95,125
	Intelsat Jackson Hldgs S A	7.25 Due 10-15-2020/10-15-2015 Reg		546,875
	Intesa Sanpaolo S P A	Sr Med Term Nt Cl X 6.5 2-24-2021		328,495
	Intesa Sanpaolo Spa	Rt 144A Due 02-24-2014 Beo		1,203,508
	Intl Lease Fin Corp	Sr Secd Nt 144A 6.5 Due 09-01-2014/08-20-2010 Beo		1,860,750
	Intl Lease Fin Corp	Sr Secd Nt 144A 6.5 Due 09-01-2014/08-20-2010 Beo		103,375
	Intl Lease Fin Corp	Sr Secd Nt 144A 6.75 Due 09-01-2016/08-20-2010 Beo		111,500
	Isle Capri Casinos	7.75% Due 03-15-2019		315,007
	Isle Capri Casinos	8.875 Due 06-15-2020		373,625
	J Crew Group Inc	8.125% Due 03-01-2019		472,500
	J P Morgan Chase	6-1-10 2010-C1 Cl A1 144A 3.853 Due 6-15-15		477,119
	J P Morgan Mtg Tr	Fltg Rt 5.059155% Due 06-25-2035		73,970
	Jpmorgan Chase London	Due 09-18-2018 Beo		365,037
	Jpmorgan Chase London	Due 11-17-2020 Beo		1,197,419
	Kinder Morgan	5.95% Due 02-15-2018		1,022,755
	Kommunalbanken As	1.75% Due 10-05-2015		408,852
	Kraft Foods Group	1.625% Due 06-04-2015		101,270
	Lamar Media Corp	5.875 Snr Nt Due 02-01-2022		461,250
	Leaseplan Corp	N V 3 10-23-2017 Reg		503,647
	Level 3 Fing Inc	Due 06-01-2020		265,000
	Levi Strauss & Co	7.625% Due 05-15-2020		539,970
	Linn Energy Llc	7.75% Due 02-01-2021		802,643
	LSB Inds Inc	Sr Nt 144A 7.75% Due 08-01-2019/08-07-2013 Beo		525,000
	Markwest Energy Partners Lp	Markwest Energy Fin Corp 5.5 Due 02-15-2023		327,438
	Mcjunkin Red Man Corporation	Term Ln B Due 11-11-2019 Beo		455,625
	Medassets Inc	Term B Loan Due 12-13-2019Beo		181,515
	Mediacom Llc	Mediacom Cap Corp 7.25 Due 02-15-2022		546,960

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Mgm Mirage Corp	Note 7.5% Due 06-01-2016/05-17-2007		$224,000
	Mgm Resorts Int	8.625 Due 02-01-2019		325,955
	Mgm Resorts Int	New Term Loan B Due 12-20-2019 Beo		497,183
	Michael Foods	9.75% Due 07-15-2018		598,125
	Michaels Stores	7.75% Due 11-01-2018		271,250
	Montefiore Med Ctr Ny	Gnma Coll Taxbl Rev Bd 144A Due 05-20-27		531,163
	Murray Energy	Corp Term Loan Due 11-21-2019 Beo		453,656
	Nationstar Mtg Llc Corp	8.375 Due 08-01-2018 Beo		416,000
	NBTY Inc	Nt 9 Due 10-01-2018		295,988
	Neiman Marcus Group Inc	Term Loan Due 10-25-2020 Beo		404,714
	Nexstar Broadcasting Inc	6.875 Due 11-15-2020		634,510
	Nissan Mtr Accep Corp	Nt 1.95 Due 09-12-2017 Beo		396,944
	Nortek Inc	8.5% Due 04-15-2021		664,500
	Nrg Energy Inc	7.875% Due 05-15-2021		498,375
	Nrg Energy Inc	8.25% Due 09-01-2020		336,680
	Nrg Energy Inc	Sr Nt 8.5 Due 06-15-2019		283,955
	Nuance Communications Inc	5.375 Due 08-15-2020/08-14-2012 Beo		382,202
	Oasis Pete Inc	New 7.25 Due 02-01-2019		1,004,050
	Oil Sts Intl Inc	5.125 Due 01-15-2023		845,625
	Omega Healthcare	6.75 Due 10-15-2022		271,563
	Penske Automotive	5.75% Due 10-01-2022		511,250
	Petrobras Intl Fin	3.875% Due 01-27-2016		617,677
	Petroleos	5.5% Due 01-21-2021		107,500
	Petroleos De	8.5% Due 11-02-2017		1,665,000
	Pinnacle Entmt Inc	7.75% Due 04-01-2022		109,000
	Pinnacle Entmt Inc	8.75% Due 05-15-2020		669,218
	Plastipak Hldgs Inc	Sr Nt 144A 6.5% Due 10-01-2021/10-07-2013 Beo		258,750
	Pride Intl Inc	6.875% Due 08-15-2020		478,951
	Quebecor Media Inc	5.75% Due 01-15-2023		349,267
	RBSCF	2010-Rr3 Passthru Ctf Cl Msci A 144A Var 6-16-2049		330,911
	RBSCF	2010-Rr4 Pass Thru Ctf Cl Wbcmt A 144A Var Rt 4-16-47 Beo		645,550
	RCI Banque S A	Nt 144A 3.4% Due 04-11-2014 Beo		301,660
	Regency Energy	6.875% Due 12-01-2018		268,125
	Renaissance Acquisition Corp	6.875Bds Due 08-15-2021		249,375
	Rent A Ctr Inc	Sr Nt 6.625 11-15-2020		477,000
	Reynolds Group	5.75 Due 10-15-2020		127,500
	Reynolds Group	9% Due 04-15-2019		160,875
	Reynolds Group Issuer Inc	Reynolds Grou9.875 Due 08-15-2019		997,913
	Safway Group Hldg	7% Due 05-15-2018		474,750
	Sally Hldgs Llc	5.75 Due 06-01-2022/05-18-2012 Reg Usd1000		468,000
	SBA	5.75 Due 07-15-2020		780,000

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Scientific Game	9.25% Due 06-15-2019		$107,250
	Scientific Games Intl Inc	6.25 Due 09-01-2020 Reg		512,500
	Seadrill Ltd	5.625 Due 09-15-2017 Beo		517,500
	Seadrill Ltd	6.125 Due 09-15-2020		249,375
	Sequa Corp	Sr Nt 144A 7% Due 12-15-2017/12-19-2012 Beo		505,000
	Sesi L L C	6.375 Due 05-01-2019		448,350
	Sesi L L C	7.125 Due 12-15-2021		228,575
	Silver Ii Borrower S C A	7.75 Due 12-15-2020/12-13-2012 Beo		477,000
	Sinclair T.V.	6.125% Due 10-01-2022		779,720
	Sirius Xm Radio Inc	5.25 Due 08-15-2022		479,750
	SLM Corp	6.25 Due 01-25-2016		216,000
	SLM Corp	8.45% Due 06-15-2018		116,500
	SLM Corp	Tra # Tr 00102 01/16/07 Var 01-27-14		799,039
	Southwestn Elec	5.375% Due 04-15-2015		421,018
	Spectrum Brands Escrow Corp	Sr Nt 144A 6.375 Due 11-15-2020/11-16-2012 Beo		755,790
	Speedway Motorsports Inc	Sr Nt 6.75 02-01-2019		637,500
	Spirit Aerosystems	7.5% Due 10-01-2017		780,000
	Sprint Corp	7.25 Due 09-15-2021 Beo		429,500
	Sprint Nextel Corp	6 Due 11-15-2022		975,000
	Sta Casinos Llc	7.5% Due 03-01-2021		213,000
	Starz Llc	Fin Corp 5 Due 09-15-2019		306,750
	Steelriver Transm Co Llc	Sr Nt 144A 4.71 Due 06-30-2017/11-22-2010 Beo		169,939
	Structured Adj Rate Mt	Due 11-25-2034 Reg		114,544
	Subn Propane	7.375% Due 08-01-2021		256,150
	Sungard Data Systems Inc	6.625 Due 11-01-2019		1,050,000
	Sydney Airport Finance	144A 5.125 Due 02-22-2021		422,445
	Syniverse Hldgs	9.125% Due 01-15-2019		282,958
	T Garanti Bankasi	7.375% Snr 07/03/2018 Try		1,238,524
	Teck Resources Ltd	4.5% Due 01-15-2021		402,975
	Tempur Sealy Intl Inc	6.875 Due 12-15-2020		463,250
	Tenet Healthcare	6.75% Due 02-01-2020		512,500
	Tenet Healthcare	8% Due 08-01-2020		271,562
	Tenet Healthcare Corp	6 Due 10-01-2020 Beo		260,938
	Tenet Healthcare Corp	8.125 Due 04-01-2022		161,625
	Tenneco Inc	6.875% Due 12-15-2020		546,250
	Terex Corp	Due 05-15-2021		516,875
	Thornburg Mtg Secs Tr	Pass Thru Ctf Cl 3A-1 Due 09-25-2037 Beo		127,895
	T-Mobile Usa Inc	6.125 Due 01-15-2022		101,750
	T-Mobile Usa Inc	6.542% Due 04-28-2020		265,625
	T-Mobile Usa Inc	6.731% Due 04-28-2022		417,000
	T-Mobile Usa Inc	6.836 Due 04-28-2023		103,750

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Tms International Corp	7.625 Due 10-15-2021		$318,750
	Toledo Edison Co	7.25% Due 05-01-2020		97,744
	Tomkins Llc	Due 10-01-2018		9,855
	Trans Un Llc	11.375 Due 06-15-2018 Reg		428,370
	Transdigm Inc	7.75% Due 12-15-2018		246,675
	Transunion Hldg Co	8.125 Due 06-15-2018		209,945
	Transunion Hldg Co Inc	9.625 Due 06-15-2018 Reg		170,925
	Treehouse Foods	7.75% Due 03-01-2018		549,938
	Tronox Fin Llc	6.375 Due 08-15-2020		510,000
	UBS AG Jersey	Brh 22/02/2022		329,478
	Unit Corp	6.625% Due 05-15-2021		369,250
	United Surgical Partners Intl Inc	Incremental Term Loan Due 04-03-2019 Beo		348,680
	Unitymedia Hessen	Gmbh & Co Kg / Unitymedia Nrw Gmbh 144A 5.5 01-15-2023		194,000
	Univision Communications Inc	Sr Nt144A 8.5% Due 05-15-2021/11-23-2010 Beo		495,000
	Unvl Hosp Svcs Inc	7.625 Due 08-15-2020		539,105
	US Foods Inc	8.5% Due 06-30-2019		766,500
	USI Holdings Corp	Term Bank Loan Due 12-27-2019 Beo		497,739
	Valeant Pharmaceuticals Intl	Nt 144A 6.875 Due 12-01-2018/11-23-2010		535,000
	Verizon Communications	5.15 Bds Due 09-15-2023 Usd2000 Reg		107,369
	Verizon Communications	6.55 Bds Due 09-15-2043 Usd2000 Beo		116,996
	Vimpelcom Hldgs	9.0% 13/02/2018		786,994
	Vpi PI Escrow Corp	Nt 6.375 Due 10-15-2020		526,875
	VPII Escr Corp	Nt 7.5 Due 07-15-2021		109,750
	Wachovia Bk Coml Mtg	Pass-Th Cl A-2 5.5 10-15-48 Reg		16,149
	Wamu	2005-Ar7 Cl A-2 Due 08-25-2035 Reg		56,164
	Wells Fargo	2004-Aa Tr Mtg Pthru Ctf Cl A-1 Var 12-25-34 Reg		136,929
	West Corp	Sr Nt 8.625 10-1-2018		462,188
	Weyerhaeuser Co	7.375% Due 10-01-2019		242,478
	Wideopenwest Fin	10.25% Due 07-15-2019		610,500
	Windstream Corp	7.5 Due 04-01-2023		854,250
	Wmg Acquisition Corp	Sr Secd Nt 144A 6% Due 01-15-2021/11-01-2012 Beo		519,375

	Common stock
	3M Co Com	79,500 Shares Of Common Stock		11,149,875
	5th 3rd Bancorp Com	18,375 Shares Of Common Stock		386,426
	5th 3rd Bancorp Com	230,296 Shares Of Common Stock		4,843,125
	Adr Gerdau S A Sponsored Adr	162,900 Shares Of Common Stock		1,277,136
	Adr Royal Dutch Shell Plc Sponsor	67,400 Shares Of Common Stock		4,803,598
	AES Corp Com	434,200 Shares Of Common Stock		6,300,242
	AES Corp Com	82,050 Shares Of Common Stock		1,190,545
	Aetna Inc	16,425 Shares Of Common Stock		1,126,591

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Agilent Technologies Inc Com	16,975 Shares Of Common Stock		$970,800
	Allegion Plc Common Stock	18,700 Shares Of Common Stock		826,352
	Alliant Techsystems Inc Com	6,755 Shares Of Common Stock		821,948
	Allstate Corp Com	6,950 Shares Of Common Stock		379,053
	Allstate Corp Com	128,800 Shares Of Common Stock		7,024,752
	Ameren Corp Com	30,700 Shares Of Common Stock		1,110,112
	American Airlines Inc Com	28,975 Shares Of Common Stock		731,619
	American Express Co	85,800 Shares Of Common Stock		7,784,634
	Ameriprise Finl Inc Com	44,900 Shares Of Common Stock		5,165,745
	Amgen Inc Com	51,144 Shares Of Common Stock		5,838,599
	Anadarko Petro Corp Com	19,000 Shares Of Common Stock		1,507,080
	Apache Corp Com	102,400 Shares Of Common Stock		8,800,256
	AT&T Inc Com	284,700 Shares Of Common Stock		10,010,052
	Atmos Energy Corp Com	26,525 Shares Of Common Stock		1,204,766
	Avnet Inc Com	6,550 Shares Of Common Stock		288,921
	Avon Products Inc Com	189,934 Shares Of Common Stock		3,270,663
	Baker Hughes Inc Com	80,955 Shares Of Common Stock		4,473,573
	Bank Of America Corp	684,000 Shares Of Common Stock		10,649,880
	Barrick Gold Corp	34,175 Shares Of Common Stock		602,505
	Best Buy Inc Com Stk	29,875 Shares Of Common Stock		1,191,415
	Biomed	56,150 Reit Tr Sh Ben Int		1,017,438
	Boeing Co Com	39,800 Shares Of Common Stock		5,432,302
	Boston Scientific Corp Com	48,875 Shares Of Common Stock		587,477
	Brandywine	60,100 Reit Tr Sh Ben Int		846,809
	Canadian Pac Ry Ltd Com Canadian	54,600 Shares Of Common Stock		8,262,072
	Cardinal Hlth Inc	19,850 Shares Of Common Stock		1,326,179
	Carnival Corp Com Paired	158,600 Shares Of Common Stock		6,370,962
	CBL & Assoc	58,025 Reit Tr Sh Ben Int		1,042,129
	Cbre Group Inc Cl A Cl A	15,550 Shares Of Common Stock		408,965
	Celanese Corp Del Com Ser A	191,400 Shares Of Common Stock		10,586,334
	Chesapeake Energy Corp Com	49,700 Shares Of Common Stock		1,348,858
	Chevron Corp Com	99,271 Shares Of Common Stock		12,399,941
	Cimarex Energy Co Com	12,875 Shares Of Common Stock		1,350,716
	Cisco Systems Inc	309,100 Shares Of Common Stock		6,939,295
	Cit Group Inc New Com	6,675 Shares Of Common Stock		347,968
	Cleco Corp New Com	18,600 Shares Of Common Stock		867,132
	CMS Energy Corp Com	49,400 Shares Of Common Stock		1,322,438
	Comcast Corp New Cl A Spl	45,700 Shares Of Common Stock		2,279,516
	Comcast Corp New-Cl A	67,938 Shares Of Common Stock		3,530,398
	Consol Energy Inc Com	92,100 Shares Of Common Stock		3,503,484
	Covidien Plc Usd0.20(Post Consld)	85,300 Shares Of Common Stock		5,808,930

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Dell Inc Com Stk	357,500 Shares Of Common Stock		$4,915,625
	Delta Air Lines Inc Del Com New C	34,800 Shares Of Common Stock		955,956
	Dillards Inc Cl A Com	5,075 Shares Of Common Stock		493,341
	Discover Finl Svcs Com Stk	9,775 Shares Of Common Stock		546,911
	Donnelley R R & Sons Co Com	21,625 Shares Of Common Stock		438,555
	Dover Corp Com	2,980 Shares Of Common Stock		287,689
	Dupont Fabros Tech Inc	24,875 Reit Tr Sh Ben Int		614,661
	Electr Arts Com	19,175 Shares Of Common Stock		439,874
	Emerson Electric Co Com	50,100 Shares Of Common Stock		3,516,018
	Energizer Hldgs Inc Com	8,455 Shares Of Common Stock		915,169
	Entergy Corp New Com	86,354 Shares Of Common Stock		5,463,618
	EQT Corp Com	55,900 Shares Of Common Stock		5,018,702
	Everest Re Group Com	2,180 Shares Of Common Stock		339,797
	Exelon Corp Com	156,100 Shares Of Common Stock		4,275,579
	Exxon Mobil Corp Com	125,700 Shares Of Common Stock		12,720,840
	Finisar Corporation Common Stock	47,475 Shares Of Common Stock		1,135,602
	First Solar Inc Com	10,500 Shares Of Common Stock		573,720
	Gannett Inc Com	24,750 Shares Of Common Stock		732,105
	Gen Mtrs Co Com	236,100 Shares Of Common Stock		9,649,407
	Generac Hldgs Inc Com Stk	16,700 Shares Of Common Stock		945,888
	General Electric Co	401,963 Shares Of Common Stock		11,267,023
	Goldman Sachs Group Inc Com	13,619 Shares Of Common Stock		2,414,104
	Graphic Packaging Hldg Co Com Stk	76,425 Shares Of Common Stock		733,680
	Guess Inc Com	8,150 Shares Of Common Stock		253,220
	Hanesbrands Inc Com Stk	10,325 Shares Of Common Stock		725,538
	HCC Ins Hldgs Inc Com	16,400 Shares Of Common Stock		756,696
	Hess Corp Com Stk	67,300 Shares Of Common Stock		5,585,900
	Honeywell Intl Inc Com Stk	67,200 Shares Of Common Stock		6,140,064
	Huntington Bancshares Inc Com	155,725 Shares Of Common Stock		1,502,746
	Huntington Ingalls Inds Inc Com	2,710 Shares Of Common Stock		243,927
	Huntsman Corp Com Stk	30,825 Shares Of Common Stock		758,295
	Ill Tool Wks Inc Com	56,300 Shares Of Common Stock		4,733,704
	ING U S Inc Com	43,375 Shares Of Common Stock		1,524,631
	Ingersoll-Rand Plc Com Stk	54,500 Shares Of Common Stock		3,357,200
	Intl Paper Co Com	251,800 Shares Of Common Stock		12,345,754
	Invesco Ltd	122,100 Shares Of Common Stock		4,444,440
	Invesco Ltd	46,100 Shares Of Common Stock		1,678,040
	ITT Corporation W/I	14,200 Shares Of Common Stock		616,564
	Johnson & Johnson Com U	109,200 Shares Of Common Stock		10,001,628
	Jpmorgan Chase & Co Com	287,403 Shares Of Common Stock		16,807,327
	Kellogg Co Com	59,200 Shares Of Common Stock		3,615,344

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Kohls Corp Com	133,758 Shares Of Common Stock		$7,590,767
	Lam Resh Corp Com	18,000 Shares Of Common Stock		980,100
	Lear Corp Com New Com New	5,750 Shares Of Common Stock		465,578
	Liberty	31,525 Reit Tr Sh Ben Int		1,067,752
	Liberty Media Corp Cl A Cl A	10,400 Shares Of Common Stock		1,523,080
	Lincoln Natl Corp Com	19,250 Shares Of Common Stock		993,685
	Lockheed Martin Corp Com	18,800 Shares Of Common Stock		2,794,808
	Lorillard Inc Com Stk	19,750 Shares Of Common Stock		1,000,930
	Lowes Cos Inc Com	272,800 Shares Of Common Stock		13,517,240
	Magna International Inc Common St	10,795 Shares Of Common Stock		885,838
	Mallinckrodt Plc Common Stock	11,462 Shares Of Common Stock		599,004
	Manpowergroup Inc	19,125 Shares Of Common Stock		1,642,072
	Marsh & Mclennan Co'S Inc Com	206,853 Shares Of Common Stock		10,003,411
	Marvell Tech Group Com	24,100 Shares Of Common Stock		346,558
	Merck & Co Inc New Com	237,990 Shares Of Common Stock		11,911,399
	Methanex Corp Com Stk	5,200 Shares Of Common Stock		308,048
	Metlife Inc Com Stk	107,600 Shares Of Common Stock		5,801,792
	MGM Resorts International Com	28,500 Shares Of Common Stock		670,320
	Micron Tech Inc Com	32,525 Shares Of Common Stock		707,744
	Microsoft Corp Com	270,861 Shares Of Common Stock		10,138,327
	Mohawk Inds Inc Com	3,770 Shares Of Common Stock		561,353
	MRC Global Inc Com	32,025 Shares Of Common Stock		1,033,127
	Murphy Oil Corp Com	6,600 Shares Of Common Stock		428,208
	Myriad Genetics Inc Com	5,525 Shares Of Common Stock		115,915
	Nationstar Mtg Hldgs Inc Com Stk	13,825 Shares Of Common Stock		510,972
	Newfield Exploration	40,800 Shares Of Common Stock		1,004,904
	NRG Energy Inc Com New	300,200 Shares Of Common Stock		8,621,744
	NXP Semiconductors N V Com Stk	15,775 Shares Of Common Stock		724,546
	Omnicare Inc Com	10,425 Shares Of Common Stock		629,253
	Owens Ill Inc Com New	31,525 Shares Of Common Stock		1,127,965
	Parker-Hannifin Corp Com	7,125 Shares Of Common Stock		916,560
	Peabody Energy Corp Com Stk	47,875 Shares Of Common Stock		934,999
	Pepsico Inc Com	71,006 Shares Of Common Stock		5,889,238
	Pfizer Inc Com	503,060 Shares Of Common Stock		15,408,728
	PG& E Corp Com	137,700 Shares Of Common Stock		5,546,556
	PNC Financial Services Group Com	56,418 Shares Of Common Stock		4,376,908
	Procter & Gamble Com Npv	107,209 Shares Of Common Stock		8,727,885
	Raytheon Co Usd0.01	58,600 Shares Of Common Stock		5,315,020
	Regions Finl Corp New Com	158,725 Shares Of Common Stock		1,569,790
	Rite Aid Corp Com	88,650 Shares Of Common Stock		448,569
	S.W. Airl Co Com	597,700 Shares Of Common Stock		11,260,668

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Sandisk Corp Com	5,100 Shares Of Common Stock		$359,754
	Schwab Charles Corp Com New	194,394 Shares Of Common Stock		5,054,244
	Skyworks Solutions Inc Com	12,525 Shares Of Common Stock		357,714
	SLM Corp Com	164,800 Shares Of Common Stock		4,330,944
	Spectra Energy Corp Com Stk	118,300 Shares Of Common Stock		4,213,846
	St Joe Co Com	104,600 Shares Of Common Stock		2,007,274
	St Jude Med Inc Com	7,600 Shares Of Common Stock		470,820
	Starwood Hotels & Resorts	4,485 Shares Of Common Stock		356,333
	Super Valu Inc Com	76,425 Shares Of Common Stock		557,138
	Swift Transn Co Cl A Com Stk	31,250 Shares Of Common Stock		694,062
	TE Connectivity Ltd	76,300 Shares Of Common Stock		4,204,893
	Terex Corp New Com	10,250 Shares Of Common Stock		430,398
	Texas Instruments Inc Com	101,800 Shares Of Common Stock		4,470,038
	Thermo Fisher Corp	81,200 Shares Of Common Stock		9,041,620
	Tidewater Inc Com	800 Shares Of Common Stock		47,416
	Time Warner Cable Inc Com	67,090 Shares Of Common Stock		9,090,695
	Time Warner Inc Usd0.01	136,693 Shares Of Common Stock		9,530,236
	Tivo Inc Com	50,675 Shares Of Common Stock		664,856
	Tyson Foods Inc Cl A Com	10,100 Shares Of Common Stock		337,946
	Union Pac Corp Com	45,800 Shares Of Common Stock		7,694,400
	United Technologies Corp Com	80,400 Shares Of Common Stock		9,149,520
	Unum Group	10,200 Shares Of Common Stock		357,816
	Unvl Health Services Inc Cl B	9,300 Shares Of Common Stock		755,718
	US Bancorp	200,935 Shares Of Common Stock		8,117,774
	Validus Holding Ltd Com Stk	18,800 Shares Of Common Stock		757,452
	Vulcan Materials Co Com	54,400 Shares Of Common Stock		3,232,448
	Wal-Mart Stores Inc Com	48,100 Shares Of Common Stock		3,784,989
	Web Com Group Inc Com	32,950 Shares Of Common Stock		1,047,480
	Webster Fncl Corp	23,075 Shares Of Common Stock		719,479
	Wells Fargo & Co	127,304 Shares Of Common Stock		5,779,602
	Wendys Co Com	40,250 Shares Of Common Stock		350,980
	Western Union Co	197,794 Shares Of Common Stock		3,411,947
	Westn Refng Inc Com	17,525 Shares Of Common Stock		743,235
	Weyerhaeuser Co	37,575 Shares Of Common Stock		1,186,243
	Whirlpool Corp Com	3,990 Shares Of Common Stock		625,871
	Whiting Pete Corp Com Stk	15,675 Shares Of Common Stock		969,812
	Xerox Corp Com	39,575 Shares Of Common Stock		481,628
	XL Group PLC Ord	171,819 Shares Of Common Stock		5,470,717

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Employer stock
*	Morgan Stanley	48,740,211 Shares Of Employer Common Stock		$1,528,493,017

	Common collective trusts
*	Northern Trust	Short Term Investment Fund		10,103,960
*	Northern Trust	Short Term Investment Fund		2,711,994
*	Northern Trust	Short Term Investment Fund		6,992
	Systematic	Short Term Investment Fund		1,883,740
	Artisan	International Fund		119,076,548
	Blackrock	Extd Eqty Mkt Fd F		126,273,816
	Blackrock	Lifepath 2020 Fund; 5,733,103 shares		76,711,864
	Blackrock	Lifepath Index 2015 Fund; 7,839,551 shares		100,545,383
	Blackrock	Lifepath Index 2025 Fund; 6,743,123 shares		86,907,391
	Blackrock	Lifepath Index 2030 Fund; 7,341,417 shares		94,337,210
	Blackrock	Lifepath Index 2035 Fund; 13,150,121 shares		168,425,438
	Blackrock	Lifepath Index 2040 Fund; 5,667,651 shares		72,324,333
	Blackrock	Lifepath Index 2045 Fund; 4,947,460 shares		62,864,408
	Blackrock	Lifepath Index 2050 Fund; 4,204,600 shares		54,012,715
	Blackrock	Lifepath Index 2055 Fund; 1,366,676 shares		21,010,313
	Blackrock	Lifepath Index Retirement Fund; 3,844,733 shares		51,324,882
	Blackrock	US Debt Index Non L Fund; 6,005,200 shares		75,312,409
	Blackrock	MSCI ACWI Ex-US Fund; 3,993,161 shares		89,673,625
	Mellon	Mellon S&P 500 Index; 3,079,514 shares		572,266,048
	Pyramis	Select International Small Cap Fund; 1,668,696 shares		76,359,526

	Mutual funds (RIC's)
*	MSIF	Cap Growth; 14,437,932 shares		554,127,823
*	MSIF	Emerging Mkts I Fund; 13,038,884 shares		321,278,099
*	MSIF	Mid Cap Growth; 6,796,759 shares		307,961,129
*	MSIF	International Equity I; 16,247,554 shares		275,883,474
	Royce	Special Equity Fund; 7,563,782 shares		188,186,902
*	MSIF	Small Company Growth I; 8,880,739 shares		182,499,185
	Blackrock	Liquidity Fds; 636,525,839 shares		636,525,839
*	MSIF	Global Real Estate I Fund; 14,978,987 shares		148,441,763
	PIMCO	Foreign Bond Fund		38,472,838
	PIMCO	Low Duration Open End Fd; 3,533,284 shares		36,498,820
	Eaton Vance	Global Macro Absolute Ret Fd; 2,569,229 shares		24,202,139
	Highbridge	Dynamic Comm Strtgy Fd; 1,112,205 shares		13,090,647

	Other
	Australia(Cmnwlth)	Idx/Lkd Bds 20/08/2020 Aud		327,097
	Banco Nac De Desen Econo	5.75 Due 09-26-2023 Reg		1,324,925

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Other (continued)
	Bay Area Toll Auth Cal	7.043% 04-01-2050 Beo Taxable		$307,307
	Brazil(Federative Republic Of)	10% 01/01/17		5,187,826
	Buoni Poliennali Del Tes	Bnds 2.1% 15/09/2016		2,125,376
	California	5.7% 11-01-2021 Beo Taxable		112,546
	California	7.7% 11-01-2030 Beo Taxable		115,832
	California	7.95 03-01-2036 Beo Taxable		116,019
	Canada Housing Tr Bd	2.45% 15/12/2015		674,869
	Chile(Rep Of)	5.5% Bds 05/08/20 Clp500000		139,108
	Citigroup	Buy To Open Repo W/Citigroup .01% From 12-31-2013 To 01-02-2014		1,100,000
	Colombia(Rep Of)	12% Bds 22/10/15 Cop1000000		1,210,720
	Colombia(Rep Of)	4.375% Bds 21/03/23 Cop5000		471,238
	Colombia(Rep Of)	9.85% Snr Bds 28/06/27 Cop		461,458
	Dallas Tex	5% 02-15-2024 Beo		457,204
	Dist Colo Swrrev 5.018	Swrrev 5.018% 04-01-2020 Beo Taxable		450,106
	Eskom Holdings Limit	Dtd 01-26-2011 5.75% Due 01-26-2021 Reg		1,836,865
	Export Import Bk Korea	Nt 5.125% Due 06-29-2020 Reg		549,362
	Fed Rep Of Nigeria	16.39% Bds 27/01/22 Ngn1000		367,874
	Germany(Fed Rep)	Idx/Lkd 15/04/18 Eur		1,976,873
	Harris Cnty Tex	Lien-Ser A 5% Due 08-15-2026/08-15-2022 Beo		111,979
	Harris Cnty Tex	Lien-Ser A 5% Due 08-15-2027/08-15-2022 Beo		111,118
	Hungary(Rep Of)	6% Bds 24/11/2023 Huf		3,911,714
	Indiana	St Fin Auth Rev 6.596% 02-01-2039 Beo Taxable		828,698
	Los Angeles Cnty Calif	Pub Wks Fing Authlease Rev 6.091% 08-01-2022 Beo Taxable		420,680
	Malaysia(Govt Of)	3.314% Nts 31/10/17 Myr1000		753,637
	Malaysian Government	Bnds 3.434% 15/08/2014		2,904,503
	Mexico	Bonos Protecc 30/01/2020		115,976
	Mexico	Bonos Protecc Tbond 19/03/2015		115,996
	Mexico	7.5% Mbonos 03/06/27 Mxn100		7,992,107
	Michigan	Univ Revs 6.173% 02-15-2050 Beo Taxable		524,685
	New Sth Wales Tsy	2.75% I/Lkd 20/11/25 Aud		112,090
	New York	Taxrev 5.289% 03-15-2033 Beo Taxable		530,430
	New Zealand(Govt)	Idx/Lkd Bds 20/09/2025Nzd		540,317
	Ont (Prov Of) Bd	1.875 Due 09-15-2015 Beo		512,071
	Peru(Rep Of)	8.6% Bds 12/08/17 Pen100		727,680
	Peru(Rep Of)	144A 6.95% Due 08-12-2031 Beo		414,186
	Poland(Rep Of)	3.75% 25/04/2018		1,258,881
	Poland(Rep Of)	5.5% Bds 25/10/19 Pln1000		3,598,057
	Poland(Rep Of)	5.75% Bds 25/10/2021 Pln		1,818,068
	Russian Federation	7.85% Bds 10/03/18 Rub'144A		1,100,487
	Russian Federation	8.15% Bds 03/02/2027		4,622,155
	Seminole Cnty Fl	Fla Wtr & Swr Rev 6.443% 10-01-2040 Beo Taxable		428,664

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Other (continued)
	Slovenia(Rep Of)	4.7% Snr 01/11/16 Dual Curr		$286,104
	Sth Africa(Rep Of)	7.25% Nts 15/01/20 Zar'R207		5,353,372
	Texas	Transn Commn St Hwy Fd Rev 5.028% 04-01-2026 Beo Taxable		537,810
	Thailand(Kingdom)	3.625% Bds 22/05/15 Thb		1,082,273
	Thailand(Kingdom)	5.25% Bds 12/05/14 Thb		448,891
	Turkey(Rep Of)	10% Bds 17/06/2015 Try1000		1,536,813
	Turkey(Rep Of)	10.5% Bds 15/01/20 Try1000		504,206
	Turkey(Rep Of)	8.5% Bds 14/09/2022 Try100		519,050
	Turkey(Rep Of)	9% Bds 08/03/17 Try1000		1,267,396
	Turkey(Republic Of)	9% Bds 27/01/16 Try1		730,668
	Uk(Govt Of) 0.125% I	0.125% Idx/Lkd 11/19 Gbp		2,287,611
	Uk(Govt Of) 1.25% I/	1.25% I/L Stk 22/11/17 Gbp		475,961
	Venezuela(Rep Of)	Wts 0.0% 15/04/2020		55,401
	Waha Aerospace B V G	Gtd Bd 144A 3.925 Due07-28-2020 Beo Sinking Fund 07-28-2014		514,500

	Shorts/Swaps/Options/Futures
	IRS	19/06/2023 SWU002SB9		563,223
	IRS	UBSWUS USD P 3.25%/R 3M LIBOR 12/18/2043 SWU004QS0		180,448
	IRS	GOLDUS USD P 3.5%/R 3M LIBOR 12/18/2043 SWU004X94		131,242
	IRS	CSFBUS USD P 3.5%/R 3M LIBOR 12/18/2043 SWU004X94		16,405
	IRS	CSFBUS USD P 1.4%/R 3M LIBOR 03/20/2018 SWU003KG4		3,005
	RPI	EUR FRC CPI X-TOB/2.1% BNPAFRPP 25/07/2021 SWU004B15		135,568
	RPI	EUR FRC CPI X-TOB/2.1% CHASUS33 25/07/2021 SWU004B23		64,556
	RPI	EUR FRC CPI X-TOB/2.1% RBOSGB2RTCM 25/07/2021 SWU004B31		64,556
	RPI	EUR FRC CPI X-TOB/2.1075% BNPAFRPP 08/10/2023 SWU035HT2		10,046
	RPI	EUR FRC CPI X-TOB/1.95% CSFPGB2L 25/07/2023 SWU006J12		4,712
	CITIUS33	6M 3.45%/3MLIBOR European 317U497D4 09-21-2015		84,483
	DEUTGB2L	6M 3.875%/3MLIBOREuropean 317U994C4 04-14-2014		31,578
	RBOSGB2R	CM 3.45 / LIBOR EUROPEAN 317U488D5 09-21-2015		135,177
	BARCLAYS BANK PLC	FX DEAL - 14 NOV, 2013 DKK USD EX.RATE 5.549100		4,735
	BNP PARIBAS PARIS	FX DEAL - 06 DEC, 2013 USD MXN EX.RATE 0.076378		1,179
	BNP PARIBAS PARIS	FX DEAL - 09 DEC, 2013 USD MXN EX.RATE 0.076314		998
	CITIBANK N.A.	FX DEAL - 25 NOV, 2013 USD AUD EX.RATE 0.912617		7,242
	CITIBANK N.A.	FX DEAL - 18 DEC, 2013 EUR USD EX.RATE 0.726374		5,098
	CITIBANK N.A.	FX DEAL - 18 DEC, 2013 USD CAD EX.RATE 0.942227		2,283
	CREDIT SUISSE INTL	FX DEAL - 31 DEC, 2013 USD BRL EX.RATE 0.426876		6,403
	DEUTSCHE BANK AG	FX DEAL - 23 SEP, 2013 USD BRL EX.RATE 0.441676		18,477
	DEUTSCHE BANK AG	FX DEAL - 19 DEC, 2013 NZD USD EX.RATE 1.225183		4,353
	HSBC BANK USA, N.A.	FX DEAL - 14 NOV, 2013 USD JPY EX.RATE 0.010070		2,825
	JPMORGAN CHASE, N.A.	FX DEAL - 18 DEC, 2013 USD MXN EX.RATE 0.076819		12,762
	JPMORGAN CHASE, N.A.	FX DEAL - 18 DEC, 2013 USD BRL EX.RATE 0.427076		10,125

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Shorts/Swaps/Options/Futures (continued)
	JPMORGAN CHASE, N.A.	FX DEAL - 31 DEC, 2013 USD BRL EX.RATE 0.426876		9,514
	JPMORGAN CHASE, LONDON	FX DEAL - 27 DEC, 2013 USD BRL EX.RATE 0.425260		383
	ROYAL BANK OF CANADA	FX DEAL - 10 DEC, 2013 USD BRL EX.RATE 0.430941		7,340
	CHASUS33	SELL PROTECTION CDX EMS20V1 5Y 12-20-2018 SWPC00BX3		$91,343
	CHASUS33	SELL PROTECTIONBP CAP MKTS AMER INC 06-20-2015 SWPC410H4		36,543
	CHASUS33	SELL PROTECTION QATAR(STATE OF) 03-20-2016 SWPC238L5		3,594
	DEUTGB2L	SELL PROTECTION QATAR(STATE OF) 03-20-2016 SWPC256L2		1,797
	GSILGB2X	SELL PROTECTION BP CAP MKTS AMER INC 06-20-2015 SWPC436H4		7,309
	UBS	Cash Collateral		94,000
	Credit Suisse	Cash Collateral		31,000

	Participant-directed investments at fair value			$7,128,480,923
*	Various Participants	Participant Loans (secured by account, rates randing from
		4.25% to 10.50% with maturity dates ranging from 2014 to 2028)		$87,417,179

*	Party-in-interest

**	Cost information is not required for Participant-directed investments and therefore is not included.

See Report of Independent Registered Public Accounting Firm

(concluded)